Exhibit 99.2

Centogene N.V.

Unaudited consolidated statements of comprehensive loss

(in EUR k)

	For the six months ended June 30
	2023	2022
Revenue	24,624	21,389
Cost of sales	15,728	13,036
Gross profit	8,896	8,353
Research and development expenses	6,851	9,071
General administrative expenses	17,172	17,284
Selling expenses	6,699	5,192
Impairment of financial assets	496	—
Gain on reversal of financial asset impairment	—	919
Other operating income	1,325	1,390
Other operating expenses	256	507
Operating loss	(21,253)	(21,392)
Changes in fair value of warrants	(442)	1,639
Interest and similar income	849	1
Interest and similar expense	3,597	3,137
Financial costs, net	(3,190)	(1,497)
Loss before taxes from continuing operations	(24,443)	(22,889)
Income tax expenses	13	179
Loss for the period from continuing operations	(24,456)	(23,068)
Net income from discontinued operations, net of tax	—	6,140
Loss for the period	(24,456)	(16,928)
Other comprehensive income/(loss), all attributable to equity holders of the parent	(148)	23
Total comprehensive loss	(24,604)	(16,905)
Attributable to:
Equity holders of the parent	(24,604)	(16,658)
Non‑controlling interests from continuing operations	—	—
Non‑controlling interests from discontinued operations	—	(247)
	(24,604)	(16,905)
Net loss per share - Basic and diluted from (in EUR)
Continuing operations	(0.88)	(0.88)
Loss attributable to parent	(0.88)	(0.64)

Centogene N.V.

Unaudited consolidated statements of financial position

(in EUR k)

Assets	June 30, 2023	Dec 31, 2022

Non‑current assets
Intangible assets	8,180	7,400
Property, plant and equipment	6,244	6,808
Right-of-use assets	15,370	15,351
Derivatives assets	276	510
Other assets	2,911	2,911
	32,981	32,980
Current assets
Inventories	2,129	1,819
Trade receivables and contract assets	17,919	16,548
Other assets	4,710	5,514
Cash and cash equivalents	14,153	35,951
	38,911	59,832
	71,892	92,812

Equity and liabilities	June 30, 2023	Dec 31, 2022

Equity
Issued capital	3,412	3,307
Capital reserve	146,184	145,369
Accumulated deficit and other reserves	(164,818)	(141,265)
	(15,222)	7,411
Non‑current liabilities
Non‑current loans	39,634	40,051
Lease liabilities	13,459	13,125
Deferred tax liabilities	25	35
Government grants	6,099	6,687
Derivatives liabilities	205	376
Warrant liability	689	260
Other liabilities	101	202
	60,212	60,736
Current liabilities
Government grants	1,173	1,263
Current loans	4,501	4,635
Lease liabilities	2,311	2,311
Liabilities from income taxes	88	89
Trade payables	6,951	6,317
Other liabilities	11,878	10,050
	26,902	24,665
	71,892	92,812

Centogene N.V.

Unaudited consolidated statements of cash flows

(in EUR k)

	For the six months ended June 30
	2023	2022
Operating activities

Loss before taxes from continuing operations	(24,443)	(22,889)
Income before taxes from discontinued operations	—	6,153
Loss before taxes	(24,443)	(16,736)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	3,801	5,958
Interest income	(849)	(1)
Interest expense	3,575	3,137
Expected credit loss allowances on trade receivables and contract assets	496	—
Gain on revaluation of credit loss allowance on trade receivables and contract assets	—	(919)
Gain on disposal of property, plant and equipment	(24)	(683)
Share‑based payment (true up)/ expenses	1,920	(1,386)
Fair value adjustments of warrants	442	(1,639)
Tax expense	—	192
Other non‑cash items	(392)	(580)

Changes in operating assets and liabilities
Inventories	(310)	1,715
Trade receivables and contract assets	(1,867)	8,849
Other assets	804	1,499
Trade payables	634	(6,495)
Other liabilities	1,726	(8,060)

Thereof cash flow (used in) continuing operating activities	(14,487)	(22,504)
Thereof cash flow from discontinued operating activities	—	7,355
Net cash flow (used in) operating activities	(14,487)	(15,149)

Investing activities

Cash paid for investments in intangible assets	(2,143)	(151)
Cash paid for investments in property, plant and equipment	(25)	(843)
Cash received for disposal of property, plant and equipment	24	779

Thereof cash flow (used in) continuing investing activities	(2,144)	(994)
Thereof cash flow from discontinued investing activities	-	779
Cash flow (used in) investing activities	(2,144)	(215)

Financing activities
Cash received from issuance of shares	—	12,058
Cash received from issuance of warrants	—	2,833
Cash received from loans	3,604	21,695
Cash repayments of loans	(3,906)	(148)
Cash repayments of lease liabilities	(1,319)	(2,241)
Interest received	7	1
Interest paid	(3,575)	(3,137)

Thereof net cash flow from/(used in) continuing financing activities	(5,189)	31,542
Thereof net cash flow (used in) discontinued financing activities	-	(481)
Net cash flow from/ (used in) financing activities	(5,189)	31,061

Changes in cash and cash equivalents	(21,820)	15,697
Cash and cash equivalents at the beginning of the period	35,951	17,818
Effect of movements in exchange rates on cash held	22	—
Cash and cash equivalents at the end of the period	14,153	33,515

1 General company information

Centogene N.V. (the “Company” and, together with its subsidiaries, the “Group”) focus on providing data-driven answers to patients, physicians, and pharmaceutical companies for rare and neurodegenerative diseases. By integrating multiomic technologies with the CENTOGENE Biodatabank, the Group is able to provide dimensional analysis to guide the next generation of precision medicine. The Group´s unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharmaceutical drug discovery, development, and commercialization.

Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Company received €15.0 million as consideration for the issuance by the Company of an aggregate of 4,479,088 common shares at a price per share of USD 3.73.

2 Basis of presentation

These unaudited condensed consolidated financial information have been prepared in accordance with the recognition and measurement criteria of IFRS. Certain disclosures required by IAS 34 Interim Financial Statements have been condensed or omitted. Accordingly, these unaudited condensed consolidated financial information should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022.

3 Segment information

	For the six months ended June 30, 2023
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	8,286	16,338	—	24,624

Adjusted EBITDA	1,565	1,306	(18,403)	(15,532)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	12	9	1,852	1,873
Additions to intangible assets	87	—	2,056	2,143

Other segment information
Depreciation and amortization	213	763	2,825	3,801
Research and development expenses	—	3	6,848	6,851

	For the six months ended June 30, 2022
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	6,888	14,501	—	21,389

Adjusted EBITDA	2,571	2,719	(21,377)	(16,087)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	12	713	113	838
Additions to intangible assets	99	—	52	151

Other segment information
Depreciation and amortization	251	953	3,308	4,512
Research and development expenses	—	—	9,071	9,071

Adjusted EBITDA

Adjustments to income/ loss include non-cash charges in relation to depreciation, amortization (including impairments), one-off costs (as defined below), share-based payments as well as net financial costs and income taxes. Certain costs, and related income, are not allocated to the reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These costs include general financing costs and corporate overheads related to centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development and other supporting activities.

“One-off costs” are related to the costs incurred for the process of obtaining the equity and debt financing which were not directly attributable to the Oxford Loan or issuance of shares. One-off costs primarily include legal and consulting fees. These costs were disclosed under corporate expenses for the first quarter of 2022.

Reconciliation of segment Adjusted EBITDA to Group net loss from continuing operations

	For the six months ended June 30
in EUR k	2023	2022
Reported segment Adjusted EBITDA	2,871	5,290
Corporate expenses	(18,403)	(21,377)
	(15,532)	(16,087)
Share-based payment income/(expenses)	(1,920)	1,386
Depreciation and amortization	(3,801)	(4,512)
One-off costs	—	(2,179)
Operating loss from continuing operations	(21,253)	(21,392)
Financial costs, net	(3,190)	(1,497)
Income tax expenses	(13)	(179)
Loss from continuing operations for the six months ended June 30	(24,456)	(23,068)

4 Going Concern

As an early commercial-stage company, the Group is still in progress towards reaching break-even in its diagnostic and pharma businesses. The Group and the Company are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners, the failure to generate revenue from the Company’s development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals in relation to our product candidates.

The Group´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote our commercial and development activities until the Group can generate sufficient revenues to support its operating cash requirements. The Group has incurred operating losses since inception. For the first half year 2023, the Group incurred a net comprehensive loss of EUR 24.6 million, resulting in net cash outflow from operating activities of EUR 14.5 million. As of June 30, 2023, the Group had generated an accumulated deficit of EUR 164.8 million and had an equity position of EUR (15.2) million.

During the year 2022 and continuing in 2023, the Group has embarked upon a company wide transformation that is already reflecting positive progression of revenues in the six months ended June 30, 2023. This is particularly evident in the Pharmaceutical business. In addition, cost savings measures implemented, have resulted in noteworthy reductions in Research and Development costs, improving the overall cash burn rate. Our General and Administration expenses (excluding Share Based Payments) have also reduced significantly, whilst Selling Expenses have increased due to the boosting of the selling resources dedicated to our Pharmaceutical business. Cumulatively, these measures have accentuated a significant decrease in the overall corporate expenses.

On June 26, 2023, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund (PIF) based in Riyadh, to form a joint venture under the laws of Saudi Arabia. Pursuant to the Joint Venture Agreement, and subject to the terms and conditions contained therein, the Company and PIC have agreed to establish a limited liability company in Saudi Arabia (the “JV”).

In connection with the Joint Venture Agreement, Lifera and the Company have agreed to enter into a convertible loan agreement (the “Loan Agreement”), pursuant to which Lifera will agree to loan the Company USD30,000,000 (the “Principal Amount”). The signing of the Loan Agreement will occur simultaneously with and is conditioned upon the incorporation of the JV which is itself conditioned, among other things, on foreign direct investment and other regulatory clearances, no material adverse change having occurred with respect to the Company and agreement by Lifera and the Company on the terms of the Commercial Agreements. The Company expects to finalize the Commercial Agreements and receive the funding by the second half of September 2023.

Considering cash and cash equivalents as of June 30, 2023 of EUR 14.2 million with short term debt obligations of EUR 4.5 million, the Group has prepared cash flow forecasts and estimated the cash flow requirement for the Company, principally focused on the twelve-month period from the date of the approval of this condensed consolidated financial information. Management updated their cash flow forecasts based on an amendment signed for the Group’s Oxford Loan Facility as of April 30, 2023 and the Principal Amount the Company expects to receive under the Loan Agreement between Centogene and Lifera.

Based on management’s assessment, the aforementioned financing activities are necessary for the Company to continue its operational existence for at least twelve months, in addition to the successful continuation of existing development programs and other operating activities.

This requirement for additional financing and improving the cash burn rate represents a material uncertainty that raises significant doubt about our ability to continue as a going concern. Without such funding and improvement of the cash burn rate considered, the current cash and cash equivalents will not be sufficient to fund the Group´s operations and meet all of its obligations as they fall due for at least one year from the date of the issuance of these unaudited condensed consolidated financial information.

In parallel, management is in discussion with several private equity parties aiming to explore a potential transaction with a suitable strategic fit for the company. Management has a reasonable level of confidence that one or more of the mentioned transactions should materialize in the next months, improving the overall cash position and the mid-long-term sustainability of the Company.

Following on the waves of efficiencies first introduced in 2022 and continuing in 2023 the Company is reviewing and refining the cost structure, aiming to improve the overall cash burn rate and reducing mainly the General and Administrative expenses as well as the Research and Development costs. Finally, the Group is seeking strategic collaborations and marketing, distribution or licensing arrangements, business and asset divestitures and grant funding among other things. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, and despite management’s expectation that these efforts will be successful, there can be no assurance of its success in doing so or obtaining necessary funding on acceptable terms.

The accompanying unaudited condensed consolidated financial information for the six months ended June 30, 2023, have been therefore prepared on a going concern basis contingent upon the successful implementation of the plans described above. This contemplates the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The unaudited interim condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, should the Group be unable to continue as a going concern.